Exhibit 3.1

ARTICLES OF ASSOCATION

PHARMING GROUP N.V.

DEFINITIONS

Article 1

In these articles of association the following words shall have the following meanings:

a.	“accountant”:

a chartered accountant (“registeraccountant”) or other accountant referred to in Section 2:393 of the Dutch Civil Code or an organisation in which such accountants work together;

b.	“dependent company”:

a dependent company as referred to in Section 2:152 of the Dutch Civil Code;

c.	“general meeting”:

a meeting of shareholders and other persons entitled to attend meetings of shareholders or the body of the company formed by such shareholders and other persons, as the case may be;

d.	“board regulations”:

the internal regulations applicable to the board of directors, as drawn up by the board of directors;

e.	“directors report”:

the directors report as referred to in Section 2:391 of the Dutch Civil Code;

f.	“central institute”:

a central institute (“centraal instituut”) within the meaning of the GSTA;

g.	“participant”:

a participant in a collective depot (“verzameldepot”);

h.	“subsidiary”:

a subsidiary of the company within the meaning of Section 2:24a of the Dutch Civil Code;

i.	“indemnified officer”:

a current or former director (including, for the avoidance of doubt the former members of the company’s board of management and board of supervisory directors prior to the amendment to these articles of association on [date] two thousand and twenty) or such other current or former officer or employee of the company or its subsidiaries, acting (or, for former officers or employees, having acted) in the capacity as manager or supervisor, as designated by the board of directors from time to time;

j.	“girodepot”:

a girodepot within the meaning of the GSTA;

k.	“group company”:

a group company as referred to in Section 2:24b of the Dutch Civil Code;

l.	“intermediary”:

an intermediary (“intermediair”) within the meaning of the GSTA;

m.	“annual accounts”:

the balance and profit and loss statement with explanatory notes;

n.	“in writing”:

except as otherwise required by law, by letter, by telecopier or e-mail or by any other legible and reproducible electronically sent message provided that the identity of the sender can be sufficiently established;

o.	“distributable equity”:

the part of the company’s equity which exceeds the aggregate of the paid in and called up part of the capital and the reserves which must be maintained pursuant to the law;

p.	“company body”:

the board of directors or the general meeting;

q.	“global share certificate”:

the share certificate that embodies all ordinary bearer shares;

r.	“collective depot”:

a collective depot (“verzameldepot”) within the meaning of the Dutch Giro Securities Transactions Act;

s.	“GSTA”:

the Dutch Giro Securities Transactions Act (“Wet giraal effectenverkeer”).

NAME AND SEAT

Article 2

2.1	The name of the company is:

Pharming Group N.V.

2.2	The company has its official seat in Leiden.

OBJECTS

Article 3

The objects of the company are:

a.

to engage, in any way whatsoever, in the development, research, production, commercialization, marketing and distribution of pharmaceutical products, including but not limited to innovative products for rare diseases and unmet medical needs;

b.	to incorporate, to participate in, to manage and to take part financially in any way whatsoever, in other companies and enterprises;

c.	to render services to other companies, persons and enterprises in the medical, administrative, technical, financial, economical and managerial fields;

d.	to develop and trade in patents, trade marks, licenses, intellectual and other industrial property rights;

e.	to obtain, alienate, manage and exploit registered property, securities, and items of property in general;

f.	to borrow or to lend funds, as well as to act as guarantor or as severally-liable co-debtor, or to bind itself as security for a debt of a third party,

and furthermore to do everything that is connected therewith or may be conducive thereto, all this to be interpreted in the widest sense of the word.

SHARES—AUTHORISED SHARE CAPITAL

Article 4

4.1	The company’s authorised capital amounts to eight million eight hundred thousand euro (EUR 8,800,000).

4.2	The authorised capital is divided into eight hundred eighty million (880,000,000) ordinary shares of one eurocent (EUR 0.01) each.

4.3	The ordinary shares shall be bearer shares or registered shares as described hereafter such to be determined by the shareholder. No share certificates shall be issued for registered shares.

SHARES—GLOBAL SHARE CERTIFICATE

Article 5

5.1

Upon its request a subscriber for ordinary shares shall, at issuance thereof, receive ordinary registered shares; if such explicit request has not been made, the subscriber shall receive ordinary bearer shares as described hereunder.

5.2	All ordinary bearer shares are embodied in one global share certificate.

5.3	The global share certificate is meant to be kept by a central institute in accordance with the GSTA.

5.4	Shares can only be transferred out of the girodepot or a collective depot in accordance with the relevant provisions of the GSTA.

5.5

In the event that a holder of one or more ordinary registered shares wishes to convert his ordinary registered shares into ordinary bearer shares, (a) the ordinary registered shares involved shall be transferred to a central institute and this transfer shall be served upon or acknowledged by the company (b) the company shall remove the name of the person entitled thereto as holder of ordinary registered shares from its shareholders’ register, (c) the applicable central institute shall add or have the ordinary registered shares involved added to the global share certificate, by which the number of ordinary bearer shares embodied in the global share certificate shall be increased with the number of ordinary bearer shares thus added, (d) the applicable central institute shall credit each intermediary designated by the person entitled thereto for a share in the girodepot of ordinary bearer shares corresponding with the number of shares added to the global share certificate and (e) the intermediary shall credit the person entitled thereto accordingly in its collective depot of ordinary bearer shares.

5.6	For the application of the provisions in these articles of association a participant in a collective depot shall also be regarded as holder of ordinary bearer shares.

5.7	The global share certificate shall be signed by or on behalf of an executive director; such signing may take place by means of facsimile.

SHARES—REGISTERS OF SHAREHOLDERS

Article 6

6.1	The board of directors shall keep a register for ordinary registered shares. In the register the names and addresses of all holders of ordinary registered shares are recorded.

6.2	Each holder of ordinary registered shares and each person holding a right of usufruct or a pledge on such shares is obliged to notify the company in writing of his address.

6.3

In the register shall be recorded the date on which the ordinary registered shares are acquired by the shareholder, the date of acknowledgement by or serving upon the company and the amount paid on each share.

6.4

In the event that registered shares form part of a collective depot or a girodepot, the shareholders’ register may include the name and the address of the intermediary respectively the applicable central institute, the date on which subject shares commenced to form part of the collective depot respectively girodepot, the date of acknowledgement or the date of serving upon the company, as well as the amount paid on each share.

6.5	All entries and recordings in the register shall be signed by or on behalf of an executive director.

6.6	Extracts from the register shall be non-transferable.

6.7	The register shall also be subject to the provisions of Section 2:85 of the Dutch Civil Code.

SHARES—ISSUE

Article 7

7.1	Shares shall be issued pursuant to a resolution of the general meeting or another company body designated for that purpose by the general meeting for a period of maximum five years.

7.2

Designation of the company body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting for a period not exceeding five years in each case. The number of shares, which may be issued, shall be determined at the time of this designation. Designation by resolution of the general meeting cannot be revoked unless determined otherwise at the time of designation.

7.3

Upon termination of the authority of the company body designated by the general meeting, the issue of shares shall thenceforth require a resolution of the general meeting, unless another company body has been designated by the general meeting.

7.4	A resolution of the general meeting to issue shares or to designate another company body as the company body competent to issue shares, may only be adopted at the proposal of the board of directors.

7.5

The provisions of Article 7.1 through 7.4 shall equally apply to the granting of rights to subscribe for shares but shall not be applicable to the issue of shares to persons exercising a previously granted right to subscribe for shares.

7.6	Moreover, the provisions of Section 2:96 of the Dutch Civil Code shall be applicable to the issue of shares and the granting of rights to subscribe for shares.

SHARES – TERMS OF ISSUE AND PRE-EMPTIVE RIGHTS

Article 8

8.1

The price and other terms of issue shall be determined by the resolution to issue shares. Except as provided in Section 2:80 paragraph 2 of the Dutch Civil Code, the issue price shall not be lower than par.

8.2

Each holder of ordinary shares shall have a pre-emptive right to any issue of ordinary shares, in accordance with the provisions stated below. The same shall apply to the granting of rights to subscribe for ordinary shares.

8.3

The pre-emptive right may be restricted or excluded by a resolution of the general meeting or by the company body that has been designated pursuant to Article 7.1 to limit or exclude the pre-emptive right for a period of maximum five years. Article 7.1 through Article 7.4 shall equally apply.

8.4

If less than one half of the issued capital is represented at the general meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting to restrict or exclude the pre-emptive right or to make the designation referred to in Article 8.3. Within eight days after the resolution the company shall file the full text thereof at the Commercial Register.

8.5	Moreover, Section 2:97 of the Dutch Civil Code shall apply to the terms of the issue and pre-emptive rights.

SHARES—PAYMENT

Article 9

9.1

On subscription for each ordinary share payment thereon shall be made of the full amount of the par value and, if the share is subscribed for at a higher amount, of the difference between such amounts.

9.2

Persons who are professionally engaged in the placing of shares for their own account may be permitted, by agreement, to pay less than the nominal amount for the shares subscribed by them, provided that not less than ninety-four percent (94%) of such amount is paid in cash, at the latest on subscription for the shares.

9.3	Payment on ordinary shares shall be made in cash, unless another contribution has been agreed on.

9.4	Payment in foreign currency may only be made with the company’s approval.

9.5

The board of directors shall be authorised, without the prior approval of the general meeting, to perform legal acts relating to non-cash contributions on ordinary shares and the other legal acts referred to in Section 2:94 of the Dutch Civil Code.

SHARES—ACQUISITION OF OWN SHARES

Article 10

10.1	The company may acquire fully paid up shares in its own capital, but only for no consideration or if:

a.	the distributable equity is at least equal to the purchase price; and

b.

the nominal value of the shares in its capital or depository receipts thereof which the company acquires, holds or holds on lien or which are held by a subsidiary does not exceed one tenth of the issued capital.

10.2

The board of directors shall require the authorisation of the general meeting for an acquisition for valuable consideration. This authorisation shall be valid for a maximum period of eighteen months. The general meeting shall determine in the authorisation how many shares may be acquired, how they may be acquired and between what limits the price must lie.

10.3	The company may acquire shares in its own capital in order to transfer these, pursuant to a regulation in force for them, to employees of the company or of a group company.

10.4	Shares in the company’s own capital shall be acquired or disposed of pursuant to a resolution of the board of directors, without prejudice to the provisions in Article 10.2.

10.5	The company may co-operate to the issue of depository receipts for shares.

10.6	In calculating the amount of any distribution on the shares, the shares held by the company in its own capital, shall not be taken into account.

SHARES—REDUCTION OF ISSUED SHARE CAPITAL

Article 11

11.1	The general meeting may, but only at the proposal of the board of directors, resolve to reduce the issued capital:

a.	by cancelling shares; or

b.	by reducing the amount of the shares by an amendment to the articles of association.

A resolution of the general meeting to reduce the issued capital shall designate the shares to which the resolution relates and provide for the implementation of the resolution.

11.2	A resolution to cancel may only concern shares held by the company in its own capital.

11.3

Any reduction of the nominal amount of shares without repayment and without a release of the obligation to pay up, must be made pro rata to all the shares. Such pro rata requirement may be waived if all shareholders concerned so agree.

11.4

Partial repayment on shares or release from the obligation to pay up shall only be permitted in furtherance of a resolution to reduce the amount of the shares. Such a repayment or release must be made in respect of all shares. Any partial repayment on shares or release from the obligation to pay up shall be made pro rata to all shares concerned.

11.5	Moreover, the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code shall apply to the reduction of capital.

SHARES—ISSUE AND TRANSFER REQUIREMENTS, USUFRUCT AND PLEDGE

Article 12

12.1

A transfer of a registered ordinary share or of a right of usufruct or pledge thereon shall require a deed of transfer and, except in the event the company itself is party to that legal act, acknowledgement in writing by the company of the transfer. The acknowledgement shall be given in the deed, or by a dated statement embodying such acknowledgement on the deed, or on a copy or extract thereof duly authenticated by a civil law notary or by the transferor. Service of such deed, copy or extract upon the company shall be deemed to be equal to acknowledgement. In any other event, a transfer of a registered ordinary share or of a right of usufruct or pledge thereon shall be effected in accordance with Sections 2:86, 2:86a and 2:86b of the Dutch Civil Code, subject to Sections 10:137 through 10:141 of the Dutch Civil Code.

12.2

A pledge may also be established on a share without acknowledgement by or service upon the company. In such cases, Section 3:239 of the Dutch Civil Code shall equally apply, whereby the notification of pledge by a shareholder as referred to in paragraph 3 of that Section, shall be replaced by acknowledgement by or service upon the company. In all other events a pledge shall be established in accordance with Sections 2:86, 2:86a and 2:86b of the Dutch Civil Code, subject to Sections 10:137 through 10:141 of the Dutch Civil Code.

12.3	The provisions of Articles 12.1 and 12.2 shall equally apply to the allotment of shares by distribution of any community.

12.4

Upon the establishment of a usufruct or a pledge on a share, the holder of the usufruct or pledge shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created. Usufructuaries and pledgees without voting rights shall not have the rights conferred by law upon the holders of depository receipts issued with the company’s cooperation.

12.5	In deviation of the other stipulations of this Article 12:

a.

the transfer of ordinary registered or bearer shares in a collective depot or a girodepot, or the creation of a right of usufruct or pledge thereon, shall take place in the manner as stipulated in the GSTA; and

b.

for as long as any ordinary shares and/or American Depository Shares or American Depository Receipts for such ordinary shares are admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America, the board of directors may decide that the laws of the State of New York shall apply to the property law aspects of the ordinary shares which are either reflected in the register administered by the relevant transfer agent or held by a depository or custodian for purposes of issuing the American Depository Shares or American Depository Receipts concerned, without prejudice to the applicable provisions of Chapters 4 and 5 of Title 10 of Book 10 of the Dutch Civil Code.

BOARD OF DIRECTORS—COMPOSITION

Article 13

13.1	The company has a board of directors consisting of:

a.	one or more executive directors, being primarily charged with the day-to-day operations of the company; and

b.	one or more non-executive directors, being primarily charged with the supervision of the performance of the duties of the directors.

The board of directors shall be composed of individuals.

13.2	The board of directors shall determine the number of executive directors and the number of non-executive directors.

13.3

In the event two or more executive directors are in office, the board of directors may attribute titles to the individual executive directors, including those of “Chief Executive Officer”, “Chief Financial Officer”, “Chief Medical Officer” and/or “Chief Operating Officer”. In the event one executive director is in office, that executive director shall carry the title of “Chief Executive Officer”.

13.4

The board of directors shall elect a non-executive director to be the chairperson. The board of directors may dismiss the chairperson, provided that the chairperson so dismissed shall subsequently continue his or her term of office as a non-executive director without having the title of chairperson.

13.5

If a director is absent or incapacitated, such director may be replaced temporarily by a person whom the board of directors has designated for that purpose and, until then, the other directors shall be charged with the management of the company. If all directors are absent or incapacitated, the management of the company shall be attributed to one or more persons whom the general meeting has designated for that purpose. The person(s) charged with the management of the company in this manner, may designate one or more persons to be charged with the management of the company instead of, or together with, such person(s).

13.6	A director shall be considered to be unable to act within the meaning of Article 13.5:

a.	during the existence of a vacancy on the board of directors, including as a result of:

i.	such director’s death;

ii.	such director’s dismissal by the general meeting, other than at the proposal of the board of directors;

iii.	voluntary resignation before such director’s term of office has expired; or

iv.	not being reappointed by the general meeting, notwithstanding a (binding) nomination to that effect by the board of directors,

provided that the board of directors may always decide to decrease the number of directors such that a vacancy no longer exists;

b.	during such director’s suspension;

c.

in a period during which the company has not been able to contact such director (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the board of directors on the basis of the facts and circumstances at hand); or

d.

in connection with and during the deliberations and decision-making of the board of directors on (i) matters in relation to which such director has declared to have, or in relation to which the board of directors has established that such director has, a conflict of interests as described in the first two sentences of Article 17.7 and/or (ii) transactions with a related party in which such director is involved within the meaning of the last sentence of Article 17.7.

BOARD OF DIRECTORS—APPOINTMENT, SUSPENSION AND DISMISSAL

Article 14

14.1

Directors shall be appointed or reappointed by the general meeting. Upon the appointment of a person as a director, the general meeting shall determine whether that person is appointed as executive director or as non-executive director.

14.2

At a general meeting, a resolution to appoint a director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or the explanatory notes thereto.

14.3	The appointment shall take place from a list of candidates to be drawn up by the board of directors. A nomination shall be binding.

14.4

The general meeting may reject a nomination with a simple majority of the votes cast representing at least one third of the issued capital. If the nomination is rejected by simple majority of the votes cast, but such majority does not represent at least one third of the issued capital, a new meeting may be convened in which the nomination may be rejected with a simple majority of the votes cast. In that event, the board of directors shall draw up a new nomination.

14.5

Each director may be suspended or dismissed by the general meeting at any time by a resolution adopted with a simple majority of the votes cast, representing at least one third of the issued capital. If the majority of the votes cast are in favour of the proposal to suspend or dismiss a director, but such majority does not represent at least one third of the issued capital, a new meeting may be convened in which the director concerned may be suspended or dismissed with a simple majority of the votes cast.

14.6

An executive director may also be suspended by the board of directors. A suspension by the board of directors may be terminated at any time by the general meeting. Any suspension may be extended one or more times, but may not last longer than three months in the aggregate.

BOARD OF DIRECTORS – COMPENSATION

Article 15

15.1	The general meeting shall adopt the remuneration policy in respect of remuneration of the board of directors.

15.2

The remuneration for directors shall be adopted by the board of directors taking into account the policy referred to in Article 15.1, provided that arrangements in the form of shares or rights to subscribe for shares are subject to the approval of the general meeting. The request for approval shall at least state the number of shares or rights to subscribe for shares that may be granted to the directors and which criteria apply to the granting or amendment thereof.

15.3	The absence of approval of the general meeting shall not affect the authority of the board of directors pursuant to Article 15.2.

BOARD OF DIRECTORS—DUTIES AND ORGANISATION

Article 16

16.1

Subject to the restrictions imposed by these articles of association, the board of directors shall be entrusted with the management of the company. In performing their duties, directors shall be guided by the interests of the company and of the business connected with it.

16.2

The board of directors shall draw up board regulations regarding its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the directors shall act in compliance with the board regulations.

16.3	The directors may allocate their duties amongst themselves in or pursuant to the board regulations or otherwise pursuant to resolutions adopted by the board of directors, provided that:

a.	the executive directors shall be charged with the day-to-day operations of the company;

b.	the task of supervising the performance of the duties of the directors cannot be taken away from the non-executive directors;

c.	the chairperson must be a non-executive director; and

d.	the making of proposals for the appointment of a director and the determination of the compensation of the executive directors cannot be allocated to an executive director.

16.4

The board of directors may determine in writing, in or pursuant to the board regulations or otherwise pursuant to resolutions adopted by the board of directors, that one or more directors can validly pass resolutions in respect of matters which fall under his/her/their duties.

16.5

The board of directors shall establish the committees which the company is required to have and otherwise such committees as are deemed to be appropriate by the board of directors. The board of directors shall draw up (and/or include in the board regulations) regulations concerning the organisation, decision-making and other internal matters of its committees.

BOARD OF DIRECTORS—DECISION-MAKING

Article 17

17.1	Each director may cast one vote in the decision-making of the board of directors.

17.2	A director can be represented by another director holding a written proxy for the purpose of the deliberations and the decision-making of the board of directors.

17.3

Resolutions of the board of directors shall be passed, irrespective of whether this occurs at a meeting or otherwise, by a simple majority of the votes cast unless the board regulations provide differently.

17.4

Invalid votes, blank votes and abstentions shall not be counted as votes cast. Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of directors who are present or represented at a meeting of the board of directors.

17.5

Where there is a tie in any vote of the board of directors, the chairperson shall have a casting vote, provided that there are at least three directors in office. Otherwise, the relevant resolution shall not have been passed.

17.6	The executive directors shall not participate in the decision-making concerning:

a.	the determination of the compensation of executive directors; and

b.	the instruction of an auditor to audit the annual accounts if the general meeting has not granted such instruction.

17.7

A director does not participate in the deliberations and decision-making of the board of directors on a matter in relation to which such director has a direct or indirect personal interest therein that is contrary to the interests of the company and the enterprises connected therewith. If, as a result, no board resolution can be passed, the resolution may nevertheless be passed by the board of directors as if none of the directors has a conflict of interests as described in the previous sentence. The foregoing provisions of this Article 17.7 apply equally with respect to the decision-making of the board of directors if a director is involved in a transaction with a related party as defined by Section 2:167 paragraph 2 of the Dutch Civil Code.

17.8	Meetings of the board of directors can be held through audio-communication facilities, unless a director objects thereto.

17.9

Resolutions of the board of directors may, instead of at a meeting, be passed in writing, provided that all directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 17.1 through 17.8 apply equally.

17.10

The approval of the general meeting is required for resolutions of the board of directors concerning a material change to the identity or the character of the company or the business, including in any event:

a.	transferring the business or materially all of the business to a third party;

b.

entering into or terminating a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for the company; and

c.

acquiring or disposing of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company’s most recently adopted annual accounts.

17.11

The absence of the approval of the general meeting of a resolution as referred to in Article 17.10 shall result in the relevant resolution being null and void pursuant to Section 2:14 paragraph 1 of the Dutch Civil Code but shall not affect the powers of representation of the board of directors or of the directors.

BOARD OF DIRECTORS—REPRESENTATION

Article 18

18.1	The board of directors shall be authorised to represent the company. The power to represent the company also vests in the Chief Executive Officer acting individually.

18.2

The board of directors may appoint staff members with general or limited power to represent the company. Each appointment may be revoked at any time. Each of these staff members shall represent the company with due observance of the restrictions of the authorization. The board of directors shall determine their titles.

INDEMNITY

Article 19

19.1	The company shall indemnify and hold harmless each of its indemnified officers against:

a.	any financial losses or damages incurred by such indemnified officer; and

b.

any expense reasonably paid or incurred by such indemnified officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which such indemnified officer becomes involved, to the extent this relates to his current or former position with the company and/or a group company and in each case to the extent permitted by applicable law.

19.2	No indemnification shall be given to an indemnified officer:

a.

if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 19.1 are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified officer);

b.

to the extent that his financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

c.

in relation to proceedings brought by such indemnified officer against the company, except for proceedings brought to enforce indemnification to which such indemnified officer is entitled pursuant to these articles of association, pursuant to an agreement between such indemnified officer and the company which has been approved by the board of directors or pursuant to insurance taken out by the company for the benefit of such indemnified officer; or

d.	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the company’s prior consent.

19.3	The board of directors may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 19.1.

REPORTING—FINANCIAL YEAR, ANNUAL ACCOUNTS AND DIRECTOR REPORT

Article 20

20.1	The financial year of the company shall be the calendar year.

20.2

Annually, within the term set in respect thereto by or pursuant to the law, the board of directors shall draw up annual accounts (consisting of the balance, the profit and loss account with explanatory notes and the consolidated accounts). The annual accounts shall be signed by all directors. If the signature of one or more of them is lacking, this shall be stated and reasons given. The board of directors shall draw up a directors report within the aforementioned period of time.

20.3

The general meeting shall appoint an accountant in order to audit the annual accounts as drawn up by the board of directors, and, if drawn up, the directors report, and to produce a report on his audit examinations to the board of directors. If the general meeting fails to do so, the appointment shall be made by the board of directors. The accountant as mentioned in this Article 20.3 may be questioned by the general meeting about his statement on the fairness of the annual accounts.

20.4

The company shall ensure that the annual accounts and the directors report, as well as the information to be added by virtue of Section 2:392 paragraph 1 of the Dutch Civil Code, are held at its office as from the day on which the general meeting at which the annual accounts are dealt with, is convened for inspection by those entitled to attend the meeting, who can obtain a copy thereof, free of charge.

20.5	The general meeting shall adopt the annual accounts.

20.6

A discharge from any liability for the directors with respect to the conduct of their duties as director of the company, shall only relate to activities, insofar as such activities are reflected in the annual accounts or otherwise known to the general meeting.

20.7	The company is obliged to make its annual accounts publicly available at the Trade Register with due observance of the relevant legal provisions to this effect.

DISTRIBUTIONS – DIVIDEND AND RESERVATIONS

Article 21

21.1	The board of directors shall annually determine the amount of the distributable profit—the surplus on the profit and loss account—to be reserved.

21.2

The part of the profit remaining after the reservation in accordance with Article 21.1 shall be at the disposal of the general meeting for distribution as dividend on the ordinary shares at the proposal of the board of directors.

21.3	The general meeting may resolve on a proposal of the board and directors to make payments to the holders of the ordinary shares out of the distributable equity.

21.4	The general meeting may resolve on a proposal of the board of directors that a dividend payment on ordinary shares shall in whole or in part not be made in cash, but in shares in the company.

21.5	The board of directors may resolve to distribute an interim dividend, subject to the requirements of applicable law.

21.6	Moreover, Sections 2:103, 2:104, and 2:105 of the Dutch Civil Code and Article 10.6 shall apply to distributions to shareholders.

21.7	Dividends and other distributions shall be payable ultimately fourteen days after the resolution to make the distribution. The date of payment shall be announced in accordance with Article 24.

21.8

The parties entitled to a dividend or other distribution shall be the relevant shareholders, usufructuaries and pledgees, as the case may be, at a record date to be determined by the board of directors for that purpose. This date shall not be earlier than the date on which the dividend or distribution was announced.

21.9

[The board of directors may resolve to charge amounts to be paid up on ordinary shares against the Company’s reserves, irrespective of whether those ordinary shares are issued to existing shareholders.]

GENERAL MEETING—CONVENING AND HOLDING MEETINGS

Article 22

22.1	The annual general meeting shall be held every year within six months after the end of the financial year. The following topics shall be on the agenda for such meeting:

a.	the discussion of the directors report;

b.	the adoption of the annual accounts;

c.	the advisory vote on the company’s remuneration report;

d.	discharge of the directors;

e.	appointments or re-appointment of directors, as applicable;

f.	the appointment of an auditor in order to audit the annual accounts;

g.

any other proposals put forward by the board of directors, and announced in accordance with Article 24, for example the designation of the board of directors to issue shares and the authorisation of the board of directors to cause the company to acquire shares in its own capital or depository receipts thereof.

22.2

Extraordinary general meetings shall be held as often as the board of directors deems such necessary, or upon the written request addressed to the board of directors by those entitled to attend meetings, representing at least one tenth of the issued capital, which request sets out in detail the subjects to be discussed.

22.3

If shareholders representing at least one tenth of the issued capital, pursuant to the stipulations of Article 22.2 have requested the board of directors to convene a general meeting, but the board of directors has not taken the necessary measures so that the meeting can be held within eight weeks after receipt of the request, the requesting parties shall be authorised to convene such meeting themselves.

22.4

Shareholders who alone, or in the aggregate, represent at least three per cent (3%) of the company’s issued capital, or any other threshold from time to time applicable pursuant to the Dutch Civil Code, have the right to request the board of directors to place items on the agenda of a general meeting.

22.5	General meetings shall be held in Leiden, Amsterdam, Rotterdam, The Hague, Haarlemmermeer, Leiderdorp or Oegstgeest.

22.6	Without prejudice to the provisions in Article 22.3, the convocation of general meetings of registered shares shall be made by the board of directors in accordance with Article 24.

22.7

The convocation notice shall state the subjects of the meeting. Announcements which pursuant to the law or these articles of association, must be addressed to the general meeting, may be included either in the convocation notice or deposited at the offices of the company for inspection, provided that the convocation notice mentions such deposit. The convocation notice shall furthermore state the requirement mentioned in Article 23.2.

22.8

Without prejudice to the stipulations of the second sentence of Section 2:111 paragraph 1 of the Dutch Civil Code, the convocation shall take place not later than on the forty-second day prior to the date of the meeting.

22.9	The general meetings shall be presided over by one of the following individuals, taking into account the following order or priority:

a.	by the chairperson of the board of directors, if there is a chairperson and the chairperson is present at the meeting;

b.	by the Chief Executive Officer, if there is a Chief Executive Officer and the Chief Executive Officer is present at the meeting;

c.	by one of the directors designated thereto by the directors present at the meeting;

d.	by another person appointed by the general meeting.

22.10

The chairperson of the general meeting shall appoint another person present at the general meeting to act as secretary and to minute the proceedings at the general meeting. The minutes of a general meeting shall be adopted by the chairperson of that general meeting or by the board of directors. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be prepared. Every director may instruct a civil law notary to draw up such an official report at the company’s expense.

22.11

The board of directors shall record the resolutions adopted. The records shall be deposited at the offices of the company for inspection by persons entitled to attend meetings. Upon request, subject persons shall be provided with a copy or an extract of these records at actual cost.

GENERAL MEETING—EXERCISE OF MEETING AND VOTING RIGHTS

Article 23

23.1

For each general meeting, the registration date as referred to in Section 2:119 of the Dutch Civil Code will be set on the twenty-eighth day prior to the date of the meeting, to determine who shall be entitled to vote at and/or attend the general meeting.

23.2

In the general meeting, rights may only be exercised, if the persons entitled to attend the meeting have announced to the board of directors in writing at least seven (7) days prior to the meeting (or such shorter period prior to the meeting as allowed by the board of directors in view of special circumstances), that they intend to attend the meeting personally, or that they shall be represented by proxy.

23.3	Those entitled to attend meetings shall be authorised to attend to address the general meetings, either in person or by proxy authorised in writing.

23.4	The accountant as mentioned in Article 20.3 shall be invited by the board of directors to attend the general meeting and shall be authorized to address that meeting.

23.5	In order to take part in the voting, those entitled to vote respectively their representatives must sign the attendance book, indicating the number of shares represented by them.

23.6	Each share confers the right to cast one vote.

23.7

No votes may be cast with respect to shares in the capital of the company held by the company or a subsidiary; nor with respect to shares for which any of them holds depository receipts, subject to Section 2:118 paragraph 7 of the Dutch Civil Code.

23.8	To determine the number of shareholders voting, present or represented, shares for which the law determines that no vote can be cast shall be disregarded.

23.9	Resolutions of the general meeting shall be adopted by a simple majority of the votes cast, provided the law does not require a larger majority.

23.10

Subject to any provision of mandatory Dutch law, if and for as long as the Company is subject to the rules and requirements of the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America and such securities exchange requires the company to have a quorum for the general meeting, then the general meeting can only pass resolutions if at least one third of the issued and outstanding shares in the company’s capital (being the part of the issued share capital of the company that is not held by the company itself) is represented at such general meeting; in that case, a second meeting as referred to in Section 2:120 paragraph 3 of the Dutch Civil Code cannot be convened.

23.11

Invalid votes, blank votes and abstentions shall not be counted as votes cast. Ordinary shares in respect of which an invalid or blank vote has been cast and ordinary shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is represented at a general meeting.

23.12	Voting on matters of business shall take place by acclamation, unless the chairperson of the general meeting decides otherwise.

23.13	In the event of a tie of votes on matters of business, the proposal is rejected.

23.14

As long as the entire issued capital is represented at a general meeting valid resolutions can be adopted, even if the formalities for the convocation and holding of meetings have not been complied with, provided such resolutions are adopted unanimously.

GENERAL MEETING – CONVOCATIONS AND NOTIFICATIONS

Article 24

All convocation notices for general meetings, all announcements relating to dividends and other distributions and all other communications to shareholders shall made in accordance with the relevant provisions thereon of applicable law.

AMENDMENT TO THE ARTICLES OF ASSOCIATION AND DISSOLUTION

Article 25

25.1	A resolution of the general meeting to amend the articles of association or to dissolve the company may only be adopted on a proposal of the board of directors.

25.2

If a proposal to amend the articles to association or to dissolve the company is put to the general meeting, this shall at all times be stated in the convocation notice of the general meeting and, in the event of an amendment of the articles of association, a copy of the proposal including the verbatim text of the proposed amendment shall be deposited simultaneously at the office of the company for inspection and made available free of charge to shareholders and others with meeting rights until the end of the meeting.

LIQUIDATION

Article 26

26.1	In the event of dissolution of the company pursuant to a resolution of the general meeting, the board of directors shall be charged with the liquidation of the business of the company.

26.2	During liquidation, the provisions of these articles of association shall remain in force to the extent possible.

26.3	The balance remaining after settlement of debts, shall be transferred to the holders of ordinary shares, in proportion to the aggregate amount of their shareholdings.

26.4	The liquidation shall furthermore be subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.